Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

May 29, 2012

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:    Response to SEC Comment Letter dated May 16, 2012
SEC File No. 1-33664

Ladies and Gentlemen:

We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated May 16, 2012.

We have considered the Staff's comments relating to our Form 10-K for the Fiscal Year Ended December 31, 2011 and have set forth below our responses to each of the comments.

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Form 10-K for the Fiscal Year Ended December 31, 2011

Note 2. Summary of Significant Accounting Policies, page F-8

Segments, page F-12

1.
We note your response to prior comment 3 from our letter of April 30, 2012. We note your reply that adjusted EBITDA growth in your geographic operating segments ranged from 0 to 6%. It appears that adjusted EBITDA is the measure reported to your chief operating decision maker for purposes of making decisions about allocating resources to the operating segments and assessing their performance. Please tell us in detail how you determined that your operating segments have similar economic characteristics pursuant to the aggregation criteria under ASC 280-10-50-11. In this regard, tell us and explain what the differences were in your adjusted EBITDA year-end results among your geographic operating segments for fiscal years ending in 2011 and 2010.

Securities and Exchange Commission
May 29, 2012

The following information provides analysis of the aggregation criteria provided in ASC 280-10-50-11 as it applies to each of the Company's operating segments.

a.	The nature of the products and services.

Each of our key market areas (KMA) offers the same products and services. We offer our customers traditional cable video services (basic and digital), as well as advanced video services (such as OnDemand, high definition (HD) television, and digital video recording (DVR) service), Internet services and telephone services. Our video, Internet, and telephone services are offered to residential and commercial customers on a subscription basis, with prices and related charges that vary primarily based on the types of service selected, whether the services are sold as a “package” or on an individual basis, and the equipment necessary to receive the services.

b.	The nature of the production process.

Each KMA utilizes the same means for delivering our services. These services are delivered over a hybrid and coaxial cable network utilizing both our national backbone and regional/metro core network.

c.	The type or class of customer for their products and services.

All of our KMAs offer video, Internet and phone services to both residential and commercial customers. Centralized customer care and marketing operations are used to sell and service these products and services.

d.	The methods used to distribute their products or provide their services.

We distribute our services over a unified network. Our infrastructure consists of a hybrid fiber coaxial cable plant passing approximately 12.0 million homes, with 98% of homes passed at 550 megahertz or greater and 98% of plant miles two-way active. A national Internet Protocol infrastructure interconnects our markets.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Our KMAs operate in a consistent regulatory environment. Our operations are primarily regulated by the Federal Communications Commission. In addition, we are subject to the regulations of certain state governments, which do not vary materially.

Securities and Exchange Commission
May 29, 2012

In determining that our KMAs have similar economic characteristics pursuant to the aggregation criteria under ASC 280-10-50-11, we reviewed the adjusted EBITDA margins for each of our KMAs which we have summarized for you below.

Key Market Area	2011 Adjusted EBITDA Margin	2010 Adjusted EBITDA Margin

California	36.4%	35.4%
Central States	36.8%	37.1%
Alabama/Georgia	34.9%	35.4%
Michigan	42.9%	42.1%
Minnesota/Nebraska	43.8%	43.9%
New England	43.0%	44.3%
Northwest	38.7%	38.1%
Carolinas	39.0%	38.9%
Tennessee	37.8%	38.5%
Texas	30.3%	29.8%
Wisconsin	45.0%	44.7%

The adjusted EBITDA margins will vary for each key market area based on a variety of factors, including but not limited to the density of the homes passed, penetration levels of homes passed, competitor activities in each market, plant performance, cost of sports programming in certain markets and plant outages from weather events. For instance, Texas is one of our least penetrated, least dense markets with a significant level of overbuild competition and thus has a lower margin. We also supplementally note that Texas represents less than 3% of our total adjusted EBITDA. We believe the historical adjusted EBITDA margins reflected above support our conclusion that each of our KMAs has similar economic characteristics.

As we discussed in our response to comment 3 of your April 30, 2012 letter, we substantially have standard marketing and pricing plans across our footprint, our customer care operations are centralized and are not specific to individual markets and our network is centrally planned and our national and regional core networks are consistent across our footprint. Key decisions are made at the consolidated level and are carried out throughout the Company, although timing of rollout may vary in a particular geographic area. Adjusted EBITDA margin growth rates will vary slightly between KMAs each year; however, the long-term growth rates are expected to be similar across the KMAs and therefore each KMA is expected to have similar long-term financial performance.

Securities and Exchange Commission
May 29, 2012

2.
We also note your response that at least one geographic area contributes up to 12% of total company revenue. In this regard, please provide us with your analysis outlining your determination that none of your operating segments met the quantitative thresholds under ASC 280-10-50-12.

Pursuant to the guidance in ASC 280-10-50, we have first applied the aggregation criteria prior to determining which segments meet the quantitative threshold as discussed in response to comment 1 above and as outlined in Note 2. Summary of Significant Accounting Policies, page F-8 of our 2011 Annual Report on Form 10-K. Since we believe all the KMAs meet the aggregation criteria, it is not necessary to apply the quantitative threshold.

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In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the applicable filings;

•	staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of our responses to your letter or address any additional comments the Staff may have, if necessary, we would welcome a conference call to discuss. You may contact the undersigned at 314-543-2407 or by e-mail at rick.dykhouse@chartercom.com. Thank you for your attention in this matter.

Sincerely,

/s/ Richard R. Dykhouse
Richard R. Dykhouse
Senior Vice President, General Counsel and Corporate Secretary